EXHIBIT 16.1



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                          SCHUMACHER & ASSOCIATES, INC.
                          Certified Public Accountants
                              2525 15th Street, #3H
                                 Denver CO 80211
                        (303) 480-5037 FAX (303) 480-5038

October 31, 2005

Securities and Exchange Commission
450 Fifth Street NW
Washington,  D.C.  20549

Re:   Quantum MRI, Inc. Form 8-K May 17, 2005 and filed October 20, 2005


The purpose of this letter is to respond to statements made in Item 4 of the Form 8-K filed October 20, 2005. Please note that we never completed the audit of the financial statements and therefore, information included herein is unaudited and is based on preliminary information not subjected to complete final documentation.

With respect to the statement that we were dismissed as independent certified public accountants effective September 24, 2004, we had no knowledge of such dismissal until sometime after October 20, 2005.

With respect to the disclosure that at the time of acquisition of SETI, SETI's only asset was a license agreement, we have no knowledge of whether this is a correct statement. When we asked to see copies of SETI's tax returns and financial statements to determine what the assets and liabilities were, we were told that there were no tax returns or financial statements.

With respect to the disclosed list of things SETI never did from the time it was incorporated until the acquisition, we have no knowledge of whether this disclosure is correct. We did however see this list previously, which we believe was prepared in response to our requesting a list of what SETI did during this period. Based on further inquiry of the Company's attorney and the Company's President we were told that: (1) SETI was formed and stock was initially issued,
(2) SETI acquired the license agreement from a related party for $300,000, (3) SETI acquired certain other assets including inventory from a related party for the assumption of certain debt, (4) SETI entered into a business combination agreement with another entity that was later rescinded, (5) SETI incurred an obligation to former shareholders of SETI totaling approximately $100,000 related to research and development activities, (7) SETI was attempting to raise capital through a private placement or otherwise which was not successful, (8) The Company's President advanced funds to SETI to pay operating expenses, (9) The Company's President indicated that he worked for SETI and, (10) SETI was seeking capital and determined that a merger with a public shell may be the best approach and therefore entered into a transaction with Travelshorts, Inc., now Quantum MRI, Inc. Based on these responses to our inquiries we believe that SETI's activities were far more significant than merely acquiring a license from a related party.



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With respect to the disclosure that, we advised the Company that: "The acquisition of SETI in December 2002 should have been treated as the acquisition of SETI (as a corporation) and not an acquisition of an asset," we believe that it is not an issue of the acquisition of a corporation but rather the issue was whether the activities of SETI were in the nature of a development-stage business. We believe that they were and therefore we believe that audited financial statements of SETI were required. We agree with the disclosure that we believe the transaction should not have been accounted for as an acquisition of an asset and should have been accounted for as a reverse acquisition.

With respect to the disclosure that we advised the Company that they did not have accounting personnel capable of preparing the Company's financial statements (including footnotes to the financial statements) in accordance with Generally Accepted Accounting Principles and with respect to the disclosure that we advised the Company that because the Company has only one officer, director and employee, the Company lacks sufficient internal control, we have the following comments. As indicated above, we never completed the audit, but based on work completed up to the time we were dismissed, our preliminary assessment was that the Company may not have accounting personnel capable of preparing the financial statements. We also did not perform an internal control audit so we can give no opinion as to the appropriateness of the Company's internal control, but we indicated our internal control concern regarding the significant related party transactions with the Company's only director who was also the only officer and the only employee.

Not mentioned in the Form 8-K, is our concern that the $300,000 carrying value of the license may not be appropriate. Since the license was acquired from a related party and the related party likely had a zero cost basis in accordance with generally accepted accounting principles, the proper carrying value by the Company may be zero, the same as that of the related party. The costs of development were likely expensed as research and development costs by this related party. The related party may also be a predecessor to SETI for accounting purposes.

With respect to the disclosure of hiring Manning Elliot, we have no direct knowledge of whether Manning Elliot was hired as the Company's independent certified public accountants effective May 17, 2005 but recent October phone conversations with members of the Manning Elliot firm indicated that they had waited to talk to us before they decided to accept the engagement.

Please do not hesitate to contact us if we may provide you with any additional information.


Sincerely,


Mick Schumacher
President